Exhibit 99.1

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB)(the “Company”) announces that, subject to market conditions and receipt of final approval from the Brazilian securities regulator (Comissão de Valores Mobiliários), it plans to launch a global offering of up to 68,026,910 common and 203,830,100 preferred shares (not including any exercise of the underwriters’ over-allotment option), including preferred shares in the form of American depositary shares (“ADSs”). on or about March 23, 2011.  This will also include a secondary offering of preferred shares in the Company owned by Metalúrgica Gerdau S.A. and Gerdau BG Participações S.A.

The global offering will consist of a registered offering in Brazil and an international offering, which will include a registered offering of preferred shares in the United States.  Investors in the international offering of preferred shares may elect to receive their shares in the form of ADSs.  The closing of the Brazilian offering and the international offering will be conditioned upon each other.  Further information about the offers will be contained in the offering documents.

Existing shareholders of the Company that are resident in Brazil will have the right to subscribe for shares in the Brazilian offering on a priority basis.  Our principal shareholder, Metalurgica Gerdau S.A., has decided to subscribe the number of common shares required to maintain its proportionate interest in our common shares following our capital increase.

The Company also intends to offer its common shares in the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States pursuant to Regulation S under the Securities Act. The common shares will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Company has an effective registration statement on file with the U.S. Securities and Exchange Commission. .

This release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer of these securities will be made solely by means of the preliminary prospectus supplement and other documents that may be filed with respect to such offering and the Company (in the case of the offering of preferred shares and ADSs) or made available to qualified investors (in the case of the offering of common shares) in accordance with Rule 144A and Regulation S.

Rio de Janeiro, March 21, 2011

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations